UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
___________________

PARDES BIOSCIENCES, INC.
(Name of Subject Company (Issuer))

MEDIPACIFIC SUB, INC.
(Name of Filing Persons (Offeror))

MEDIPACIFIC, INC.
(Name of Filing Persons (Parent of Offeror))

FS DEVELOPMENT HOLDINGS II, LLC
(Name of Filing Persons (Affiliate of Offeror))

FORESITE CAPITAL MANAGEMENT V, LLC
(Name of Filing Persons (Affiliate of Offeror))

FORESITE CAPITAL OPPORTUNITY FUND V, L.P.
(Name of Filing Persons (Affiliate of Offeror))

FORESITE CAPITAL OPPORTUNITY MANAGEMENT V, LLC
(Name of Filing Persons (Affiliate of Offeror))

FORESITE CAPITAL FUND V, L.P.
(Name of Filing Persons (Affiliate of Offeror))

JAMES TANANBAUM
(Name of Filing Persons (Affiliate of Offeror))

Common Stock, Par Value $0.0001 Per Share
(Title of Class of Securities)

69945Q105
(CUSIP Number of Class of Securities)

Dennis Ryan
FS Development Corp. II
900 Larkspur Landing Circle, Suite 150
Larkspur, California 94939
(415) 877-4887
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Jeffrey D. Marell
Austin S. Pollet
Luke Jennings
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒          third-party tender offer subject to Rule 14d-1.
☐          issuer tender offer subject to Rule 13e-4.
☒          going-private transaction subject to Rule 13e-3.
☐          amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐          Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐          Rule 13d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO relates solely to preliminary communications made before the commencement of a planned tender offer by MediPacific Sub, Inc., a Delaware corporation (“Merger Sub”) and wholly-owned subsidiary of MediPacific, Inc., a Delaware corporation (“Parent”), for all of the outstanding shares of common stock of Pardes Biosciences, Inc., a Delaware corporation (the “Company”), pursuant to the Agreement and Plan of Merger, dated as of July 16, 2023 (the “Merger Agreement”), by and among Parent, Merger Sub and the Company.

In connection with the proposed acquisition of the Company, Parent will cause Merger Sub to commence a tender offer for the outstanding shares of common stock of the Company (the “Offer”). The Offer has not yet commenced. This filing is for informational purposes only, is not a recommendation and is neither an offer to purchase nor a solicitation of an offer to sell shares of common stock of the Company or any other securities. This filing is also not a substitute for the tender offer materials that Parent and Merger Sub will file with the United States Securities and Exchange Commission (the “SEC”) upon commencement of the tender offer. At the time the Offer is commenced, Parent and Merger Sub will file with the SEC a Tender Offer Statement on Schedule TO and a Transaction Statement on Schedule 13E-3 (“Schedule 13E-3”), and the Company will file with the SEC a solicitation/recommendation statement on Schedule 14D-9 (the “Solicitation/Recommendation Statement”) and a Schedule 13E-3. THE COMPANY’S STOCKHOLDERS ARE URGED TO READ THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS), THE SOLICITATION / RECOMMENDATION STATEMENT AND THE SCHEDULES 13E-3 WHEN SUCH DOCUMENTS BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. When filed, the Company’s stockholders and other investors can obtain the Tender Offer Statement, the Solicitation/Recommendation Statement, the Schedules 13E-3 and other filed documents for free at the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by the Company will be available free of charge on the Investors page of the Company’s website, www.pardesbio.com, or by contacting the Company at ir@pardesbio.com. In addition, the Company’s stockholders may obtain free copies of the tender offer materials by contacting the information agent for the Offer that will be named in the Tender Offer Statement.

Cautionary Notice Regarding Forward-Looking Statements

This filing contains “forward-looking statements” relating to the proposed acquisition of the Company by Parent. Such forward-looking statements include, but are not limited to, the ability of the Company and Parent to complete the transactions contemplated by the Merger Agreement, including the parties’ ability to satisfy the conditions to the consummation of the Offer contemplated thereby and the other conditions set forth in the Merger Agreement, statements about the expected timetable for completing the transactions, the Company’s and Parent’s beliefs and expectations and statements about the benefits sought to be achieved by Parent’s proposed acquisition of the Company, the potential effects of the acquisition on both the Company and Parent, the possibility that the conditions to payments under the CVRs (as defined in the Merger Agreement) will be met and the possibility of any termination of the Merger Agreement. In some cases, forward-looking statements may be identified by terminology such as “believe,” “may,” “will,” “should,” “predict,” “goal,” “strategy,” “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “project,” “plan,” “expect,” “seek” and similar expressions and variations thereof. These words are intended to identify forward-looking statements. These forward-looking statements are based on current expectations and projections about future events, but there can be no guarantee that such expectations and projections will prove accurate in the future. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Actual results may differ materially from current expectations because of risks associated with uncertainties as to the timing of the Offer and the subsequent merger; uncertainties as to how many of the Company’s stockholders unaffiliated with the Parent will tender their shares in the Offer; the risk that competing offers or acquisition proposals will be made; the possibility that various conditions to the consummation of the merger and the Offer contemplated thereby may not be satisfied or waived; the occurrence of any event, change or circumstance that could give rise to the termination of the Merger Agreement, including in circumstances which would require the Company to pay a termination fee; the effects of disruption from the transactions contemplated by the Merger Agreement; and the risk that stockholder litigation in connection with the Offer or the merger may result in significant costs of defense, indemnification and liability. Undue reliance should not be placed on these forward-looking statements, which speak only as of the date they are made. The filing persons undertake no obligation to publicly release any revisions to the forward-looking statements after the date hereof to conform these statements to actual results or revised expectations.

Item 12. Exhibits

Exhibit No.	Description

Exhibit 99.1	Press Release of the Company issued on July 17, 2023.